Exhibit 99.4

PRESS RELEASE

Norway: First oil production on Eldfisk North

Paris, May 8, 2024 – TotalEnergies announces successful first oil production on the Eldfisk North Project, located in the Greater Ekofisk Area in the North Sea.

The Eldfisk North Project is located in PL018, and the licensees are TotalEnergies EP Norge AS (39.896%), ConocoPhillips Skandinavia AS (35.112% - Operator), Vår Energi ASA (12.388%), Sval Energi AS (7.604%) and Petoro AS (5.000%).

In December 2022, the Norwegian authorities approved the Eldfisk North Plan for Development and Operation with original production start scheduled in the second quarter of 2024. Cooperation and efficiency across companies have unlocked earlier first oil production.

“This is a nice example of a short cycle project which is delivered safely and ahead of plan. The Eldfisk North project is indeed unlocking additional resources whilst benefitting from the use of available capacities in the existing infrastructure in the Greater Ekofisk Area. With a low break-even and greenhouse gas emissions below 10 kg/boe, the Eldfisk North project fits nicely in TotalEnergies portfolio.” said Jean-Luc Guiziou, Senior Vice President Europe for Exploration & Production at TotalEnergies.

The Eldfisk North Project comprises three 6-well subsea templates located approximately seven kilometers from the Eldfisk Complex. The development includes up to 14 wells, whereof nine are producers and five will inject water into the reservoir. The Eldfisk North Project will produce 15,000 barrels of oil equivalent per day at peak and use the available capacity of Eldfisk facilities for processing and transportation.

The project has created approximately 4,000 to 4,500 jobs, and more than 80% of the total contract value has been awarded to Norwegian businesses.

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About Eldfisk

The Eldfisk Field was discovered in 1970 and original plan for development and operation was approved in 1975. A new plan for development and operation was approved for the Eldfisk II Redevelopment Project in 2011. The Eldfisk reservoir consists of fractured chalk containing mainly oil, similar to surrounding fields in the Greater Ekofisk Area.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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